Filed by Andrew Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Act of 1934

Subject Company: Andrew Corporation

Commission File No. 001-14617
The following materials were distributed to Andrew Corporation employees following the public announcement of the entry into a merger agreement by ADC Telecommunications, Inc. and Andrew Corporation.
ADC Proposed Merger — Leader Fast Facts
Today, Andrew announced an unprecented opportunity to grow our company in a truly transformational way with the news that Andrew has reached an agreement to merge with ADC — the global leader in wireline network connectivity solutions. The strategic combination will create a $3.3 billion global network infrastructure leader. We welcome the team members of ADC as we combine our talents to expand our reputation as the supplier of choice. The combined company will become a global leader in network infrastructure. We will also benefit greatly from the insights and experience of the talented ADC professionals joining our team. Customers of the combined company will benefit from this unparalleled scale and financial strength. This is extremely exciting and significant news for Andrew. As a management leader at Andrew, we’re providing you with important information on the transaction your employees need to know to make this proposed merger a success.
Your Responsibility:
You should share this information with your employees. Feel free to provide them a copy of this sheet.
WHO IS ADC?
1.	ADC is a world leader in providing global network infrastructure products and services that enable the profitable delivery of high-speed Internet, data, video, and voice services to consumers and businesses worldwide.

2.	About 8,200 employees.

3.	2005 revenues of $1.17 billion.

4.	2005 operating income of $72 million.
WHERE IS ADC LOCATED?
Headquartered in Eden Prairie, Minnesota with 11 major facilities around the globe: Shakopee, MN, Burlington, VT, Raleigh, NC, Sidney, NE, Juarez, Mexico, Shanghai, China, Berkley-Vale, Australia, Bangalore, India, Berlin, Germany, Brno, Czech Rep, Cheltenham, UK.
WHAT MARKETS IS ADC IN? WHAT PRODUCTS/SERVICES DO THEY SELL?
ADC is a leading global provider of communications network infrastructure solutions and services, with 80%+ of ADC sales focused in wireline infrastructure. Their products and services provide connections for communications networks over copper, fiber, coaxial and wireless media and enable the use of high-speed Internet, data, video and voice services by residences, businesses and mobile communications subscribers. 52% of the business is copper and fiber connectivity and the balance is enterprise, active infrastructure, and professional services.
Key products areas are:
•	Central Office DSX-1 and DSX-3

•	Copper Termination Blocks

•	Broadcast Connectivity

•	Carrier Data Connectivity

•	C.O. Fiber Frames

•	FTTP Fiber Distribution Hubs

•	FTTP Fiber Access Terminals

•	C.O. Fiber Raceways

•	Introducing new FTTP configurations and FTTN Fiber/Copper Hybrids

•	Premier TrueNet structured cabling system

•	CopperTen 10Gbps Ethernet

•	Digital Distributed Antenna Systems

•	HDSL

•	Solutions for Wireless Coverage and Capacity: Long Range, Street Coverage and In-Building

•	New Wi-Fi and WiMAX initiatives

•	Turf vendor for RBOCs

•	Engineer, Furnish and Installation

•	Wireless Base Station Deployments

•	Planning & Maintenance Services
WHY IS THIS A COMPELLING MERGER?
1.	The proposed merger creates a $3.3 billion dollar sales leader in wireline and wireless network connectivity.

2.	Combines Andrew’s leading wireless solutions with ADC’s leading wireline connectivity solutions to create a clear global leader.

3.	The combined company will have significantly more revenue and will increase earnings substantially.

4.	Presents significant growth opportunities through cross selling and enhanced geographic reach.

5.	We believe customers will benefit from a broader suite of products and services.

6.	We expect synergies will enable us to operate more efficiently and cost effectively.

7.	We believe employees will benefit from new opportunities that stem from being part of a larger, better-positioned entity with greater capabilities.
FACTS OF THE MERGER
1.	The strategic business combination is structured as a stock-for-stock merger with Andrew becoming a wholly owned subsidiary of ADC.

2.	Transaction expected to qualify as a tax-free reorganization.

3.	Andrew shareowners will receive 0.57 of an ADC common share for each common share of Andrew they hold.

4.	Resulting ownership upon completion of the transaction:
a.	ADC shareholders: 56%

b.	Andrew shareholders: 44%
5.	Global Headquarters in Minneapolis with groups headquartered in several locations.

6.	Company to be named ADC Andrew.

7.	Company Leadership Upon Close:
a.	Non-Executive Chairman: John A. Blanchard continuing in this position

b.	President & CEO: Bob Switz

c.	Board of Directors: 12 members (8 current ADC directors, 4 current Andrew directors)

d.	Key management team members from both companies will comprise the management team of the combined company.
Proposed merger expected to close within the next four to six months.

WHAT DOES THIS MEAN FOR EMPLOYEES??
Will there be facility, functional and employee consolidations?
Andrew and ADC plan to assess how we might bring significant synergies and create financial scale for our customers and shareholders. In order to improve efficiencies, consolidation of redundant functions, activities and facilities will occur. We also plan on leveraging Research and Development across a broader platform. In addition, it’s anticipated that we will realize reduced administrative expenses through the integration process of the merger. Optimizing supply chain, sourcing and procurement opportunities for combined purchasing volumes also presents an opportunity for increased synergies.
That being said, there are significant opportunities for both company and employee growth due to this proposed merger.
WHAT HAPPENS NEXT?
1.	We will establish groups to develop integration plans. Both Andrew and ADC employees will be involved.

2.	We’ll gather questions and provide answers where we can given the legal boundaries of the proposed merger.

3.	Andrew’s executive team is committed to sharing updates in an honest and open platform.

4.	The transaction remains subject to shareholder and regulatory approvals.
WHAT CAN EMPLOYEES DO DURING THIS PERIOD BETWEEN ANNOUNCEMENT AND DAY OF CLOSE?
1.	Remain extremely vigilant in the support we provide to our customers during this time between announcement and close of the proposed merger.

2.	Don’t get distracted. Teamwork will be essential.

3.	STAY FOCUSED on the business so we can successfully execute on our Q3 & Q4 goals and meet the needs and demands of our customers.

4.	One more time...FOCUS, FOCUS, FOCUS on the business at hand.
HOW CAN WE INTERACT WITH ADC EMPLOYEES AND CUSTOMERS?
The law requires that we continue to operate our business in the ordinary course. This means we must operate separate of ADC and remain a competitor of ADC until the transaction closes. Under NO circumstances should you contact ADC employees unless you are requested to engage in integration planning. If you are asked to engage in integration planning you should not have any contact with ADC employees until clarification on appropriate activities is provided by Andrew’s legal department to you. In the case of mutual customers, you should continue to pursue your normal routine and course of discussions. Should the topic of the merger arise, you should only discuss information that is in the Merger Press Release or Merger Overview Presentation. You should not discuss any business dealings that this customer has with ADC.
WHAT CAN EMPLOYEES DO TO MAKE THIS PROPOSED MERGER A SUCCESS?
1.	Some employees may be asked to help in the merger integration activities

2.	All employees should keep an open mind to the merger and should assist in merger integration efforts in any way they can

3.	Achieve interim sales, profitability and production targets
WHERE CAN EMPLOYEES GO FOR MORE INFORMATION?
1.	We will build an informational site on WEBCORE containing the announcements, presentations, updates, etc. Watch for an email announcing the new site.

2.	We will send out updates as we make progress on the proposed merger.

3.	You may check out ADC’s website at www.adc.com.

4.	You may email IntQuestions@andrew.com with any questions.

5.	You may check with your manager or leader.

Safe Harbor For Forward Looking Statements
This document contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations of Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec.
Participants In Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.